January 27, 2009
Mr. Rufus Decker
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

Re:	Pactiv Corporation Form 10-K for Fiscal Year Ended December 31, 2007 Forms 10-Q for Fiscal Quarter Ended September 30, 2008 File No. 1-15157
Dear Mr. Decker:
We are writing in response to your letter dated January 9, 2009, regarding the above filings. For your convenience, we have repeated your comments in bold.
FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2007
General
1.	Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings.

Response: Where appropriate, we have included in our responses proposed language for our disclosures in future filings.
Notes to the Financial Statements
Note 6 — Long-Term Debt, and Financing Arrangements
2.	We note your response to prior comment 5. Please consider also disclosing the specific computations used to arrive at the actual financial covenant ratios with corresponding reconciliations to US GAAP amounts, if necessary.

Response: We will disclose the computations of the financial covenant ratios in our future filings on Form 10-K and Form 10-Q. All amounts in those ratios are US GAAP amounts taken from our Consolidated Statement of Income or Consolidated Statement of Cash Flows. If at some future date the ratios would include a non-GAAP amount, we will provide a corresponding reconciliation to US GAAP amounts.

Mr. Rufus Decker
January 27, 2009

FORM 10-Q FOR THE PERIOD ENDED SEPTEMBER 30, 2008
General
3.	Please address the above comments in your interim filings as well.

Response: Our future interim filings will also be updated as appropriate to reflect our response above.
Pactiv Corporation acknowledges that:
•	It is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	It may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Please feel free to contact the undersigned at 847-482-2776 if you have any questions regarding this letter, or if you would like further information.
Sincerely,
Pactiv Corporation

By:	/s/ Edward T. Walters
Edward T. Walters
Senior Vice President and
Chief Financial Officer

cc:	Nudrat Salik, Staff Accountant Joseph E. Doyle, General Counsel, Pactiv Corporation